UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 5, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated 26 April , 2011 entitled ‘Slow Customer Response Times Costing Smaller Enterprises Crucial New Business’

2.	Stock Exchange Announcement dated 1 April, 2011 entitled ‘Transactions in Own Securities’

3.	Stock Exchange Announcement dated 4 April, 2011 entitled ‘Transactions in Own Securities’

4.	Stock Exchange Announcement dated 5 April, 2011 entitled ‘Transactions in Own Securities’

5.	Stock Exchange Announcement dated 6 April, 2011 entitled ‘Transactions in Own Securities’

6.	Stock Exchange Announcement dated 7 April, 2011 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated 11 April, 2011 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated 12 April, 2011 entitled ‘Transactions in Own Securities’

9.	Stock Exchange Announcement dated 13 April, 2011 entitled ‘Transactions in Own Securities’

10.	Stock Exchange Announcement dated 14 April, 2011 entitled ‘Transactions in Own Securities’

11.	Stock Exchange Announcement dated 18 April, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

12.	Stock Exchange Announcement dated 18 April, 2011 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated 19 April, 2011 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated 20 April, 2011 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated 21 April, 2011 entitled ‘Transactions in Own Securities’

16.	Stock Exchange Announcement dated 26 April, 2011 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated 27 April, 2011 entitled ‘Transactions in Own Securities’

26 April 2011

SLOW CUSTOMER RESPONSE TIMES COSTING SMALLER ENTERPRISES CRUCIAL

NEW BUSINESS

•     Responding quickly to customer demand is the biggest challenge facing European SMEs

•     24 hour society and social media driving customer expectations

26 April 2011 – Small businesses across Europe are missing out on new business opportunities because they are unable to respond to enquiries fast enough in a world where customers expect around the clock service, according to new research from Vodafone.

The research, carried out among Small Medium Enterprises (SMEs) across four key European economies; Spain, Germany, Italy and the UK, shows that more than three quarters of European small businesses (78 per cent) said providing a fast response to customer queries was the biggest source of competitive advantage.

One third (33 per cent) of small firms blame their inability to respond quickly enough to customer enquiries for the loss of contracts to more nimble competitors and they estimated the value of the average contract at around €14,550.

Half of firms said that operating in a 24 hour society, where customers expected an instant response to enquiries made across many different channels, was the biggest pressure facing their business.

(a) The findings come as SMEs – which represent 99 per cent of all businesses in the EU’- get to grips with the demands of a new generation of customers keen to see the immediacy of their internet shopping experience reflected in their business dealings. Potential customers are quick to move on to the next provider if they do not get an instant response.

Nearly eight out of ten (79 per cent) SME managers now expect their employees to respond to customer phone calls immediately during office hours no matter where they are. The increasingly mainstream use of social media has also impacted on customer expectations with just under a third (32 per cent) of European small businesses expecting staff to respond immediately to customer requests made on social media such as Twitter during office hours.

Tom Craig, Vodafone Business Services Director, said that despite challenging market conditions, SMEs were determined to grow: “Small businesses are focusing on converting every lead into a sale and those firms that respond the quickest have the upper hand. As more companies operate

1 European Small Business Portal Website

mobile workforces to save on office costs, managed communications systems that can instantly route unanswered calls to mobile phones across a dispersed workforce are becoming increasingly important.”

In order to get back to customers as quickly as possible, SMEs are looking to raise their game by working smarter rather than by taking on new employees. Two fifths (42 per cent) of small businesses are planning to invest in managed communications to make themselves more competitive in challenging market conditions. This contrasts sharply with the fifth (20 per cent) that plan to increase recruitment in 2011.

However, two fifths of SMEs in Europe (40 per cent) report a lack of access to funding for such essential investment. As small firms struggle to secure loans, more and more are looking to improve their customer responsiveness through embracing managed communications services, which require no capital investment.

Tom Craig comments: “This is where we, as an industry, can help by letting our customers pay on a subscription model for their overall communications, doing away with the need for chunky, up-front investments. Smaller players can now get access to the same technology that is used by larger rivals to deliver a more professional service with the same number of staff – the basis of expansion plans.”

The Vodafone Working Smarter Research polled a total of 1,000 SMEs in UK, Germany, Italy and Spain over a 12 week period. The study was conducted by specialist technology consultancy firm, Vanson Bourne.

- ends -

For further information:

Vodafone Group

Media Relations

•   Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 359 million customers in its controlled and jointly controlled markets as at 31

December 2010. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.

About the Working Smarter report

1,000 SMEs across Europe were interviewed over a period of 12 weeks on issues relating to:

-                   The economic environment and business confidence

-                   Challenges and opportunities of operating in a digital business environment

-                   Securing access to investment funds

-                   The role of technology as an efficiency and growth driver

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J. P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	1 April 2011

Number of ordinary shares purchased:	10,900,000

Highest purchase price paid per share:	179.2p

Lowest purchase price paid per share:	176.65p

Volume weighted average price per share:	177.6423p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,248,789,519 shares at a cost (including dealing and associated costs) of £2,144,712,408.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 April 2011

Number of ordinary shares transferred:	1,145,936

Highest transfer price per share:	181p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,243,351,663 of its ordinary shares in treasury and has 51,567,771,766 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	4 April 2011

Number of ordinary shares purchased:	14,500,000

Highest purchase price paid per share:	182.8p

Lowest purchase price paid per share:	178.65p

Volume weighted average price per share:	180.8276p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,263,289,519 shares at a cost (including dealing and associated costs) of £2,171,068,755.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 April 2011

Number of ordinary shares transferred:	664,215

Highest transfer price per share:	176.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,257,187,448 of its ordinary shares in treasury and has 51,553,935,981 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	5 April 2011

Number of ordinary shares purchased:	12,800,000

Highest purchase price paid per share:	178.8p

Lowest purchase price paid per share:	175.35p

Volume weighted average price per share:	176.3517p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,276,089,519 shares at a cost (including dealing and associated costs) of £2,193,759,154.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 April 2011

Number of ordinary shares transferred:	1,006,518

Highest transfer price per share:	179.1p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,268,980,930 of its ordinary shares in treasury and has 51,542,142,499 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	6 April 2011

Number of ordinary shares purchased:	8,100,000

Highest purchase price paid per share:	178.15p

Lowest purchase price paid per share:	176.1p

Volume weighted average price per share:	177.2465p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,284,189,519 shares at a cost (including dealing and associated costs) of £2,208,190,777.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 April 2011

Number of ordinary shares transferred:	286,567

Highest transfer price per share:	178.85p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,276,794,363 of its ordinary shares in treasury and has 51,534,329,066 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	7 April 2011

Number of ordinary shares purchased:	6,500,000

Highest purchase price paid per share:	179.25p

Lowest purchase price paid per share:	177.75p

Volume weighted average price per share:	178.6004p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,290,689,519 shares at a cost (including dealing and associated costs) of £2,219,860,171.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 April 2011

Number of ordinary shares transferred:	317,845

Highest transfer price per share:	176.15p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,282,976,518 of its ordinary shares in treasury and has 51,528,146,911 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	11 April 2011

Number of ordinary shares purchased:	4,700,000

Highest purchase price paid per share:	177.95p

Lowest purchase price paid per share:	175.45p

Volume weighted average price per share:	177.0053p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,295,389,519 shares at a cost (including dealing and associated costs) of £2,228,222,682.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 April 2011

Number of ordinary shares transferred:	284,058

Highest transfer price per share:	177.75p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,287,392,460 of its ordinary shares in treasury and has 51,523,733,509 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	12 April 2011

Number of ordinary shares purchased:	6,200,000

Highest purchase price paid per share:	177.5p

Lowest purchase price paid per share:	175p

Volume weighted average price per share:	175.9168p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,301,589,519 shares at a cost (including dealing and associated costs) of £2,239,186,240.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 April 2011

Number of ordinary shares transferred:	194,781

Highest transfer price per share:	176.5p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,293,397,679 of its ordinary shares in treasury and has 51,517,728,290 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	13 April 2011

Number of ordinary shares purchased:	7,000,000

Highest purchase price paid per share:	177.4p

Lowest purchase price paid per share:	175.7p

Volume weighted average price per share:	176.47p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,308,589,519 shares at a cost (including dealing and associated costs) of £2,251,603,376.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 April 2011

Number of ordinary shares transferred:	245,930

Highest transfer price per share:	176.95p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,300,151,749 of its ordinary shares in treasury and has 51,510,975,090 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J. P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	14 April 2011

Number of ordinary shares purchased:	4,400,000

Highest purchase price paid per share:	176.95p

Lowest purchase price paid per share:	175.5p

Volume weighted average price per share:	176.0549p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,312,989,519 shares at a cost (including dealing and associated costs) of £2,259,390,074.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 April 2011

Number of ordinary shares transferred:	62,652

Highest transfer price per share:	175.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,304,489,097 of its ordinary shares in treasury and has 51,506,637,742 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 April 2011 by Computershare Trustees Limited that on 12 April 2011 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 175.9p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel. Combes*	142
Andrew Halford*	142
Matthew Kirk	142
Ronald Schellekens	142

*Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	18 April 2011

Number of ordinary shares purchased:	11,200,000

Highest purchase price paid per share:	179.2p

Lowest purchase price paid per share:	174.15p

Volume weighted average price per share:	176.4202p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,324,189,519 shares at a cost (including dealing and associated costs) of £2,279,251,884.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 April 2011

Number of ordinary shares transferred:	371,554

Highest transfer price per share:	176.55p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,315,317,543 of its ordinary shares in treasury and has 51,495,809,296 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	19 April 2011

Number of ordinary shares purchased:	5,800,000

Highest purchase price paid per share:	176.3p

Lowest purchase price paid per share:	174.05p

Volume weighted average price per share:	174.8545p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,329,989,519 shares at a cost (including dealing and associated costs) of £2,289,446,182.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 April 2011

Number of ordinary shares transferred:	210,929

Highest transfer price per share:	178.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,320,906,614 of its ordinary shares in treasury and has 51,490,220,225 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	20 April 2011

Number of ordinary shares purchased:	6,800,000

Highest purchase price paid per share:	178.7p

Lowest purchase price paid per share:	176.1p

Volume weighted average price per share:	177.4517p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,336,789,519 shares at a cost (including dealing and associated costs) of £2,301,575,646.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 April 2011

Number of ordinary shares transferred:	67,945

Highest transfer price per share:	174.6p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,327,638,669 of its ordinary shares in treasury and has 51,483,488,170 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	21 April 2011

Number of ordinary shares purchased:	18,200,000

Highest purchase price paid per share:	174,35

Lowest purchase price paid per share:	168.95

Volume weighted average price per share:	171.2091

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,354,989,519 shares at a cost (including dealing and associated costs) of £2,332,897,735.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 April 2011

Number of ordinary shares transferred:	49,867

Highest transfer price per share:	174.6p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,345,788,802 of its ordinary shares in treasury and has 51,465,338,037 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	26 April 2011

Number of ordinary shares purchased:	9,000,000

Highest purchase price paid per share:	173.4p

Lowest purchase price paid per share:	169.5p

Volume weighted average price per share:	171.5726p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,363,989,519 shares at a cost (including dealing and associated costs) of £2,348,419,566.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 April 2011

Number of ordinary shares transferred:	60,883

Highest transfer price per share:	176.65p

Lowest transfer price per share:	176.65p

Following both the above transactions, Vodafone holds 5,354,727,919 of its ordinary shares in treasury and has 51,456,398,920 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES–Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	27 April 2011

Number of ordinary shares purchased:	9,000,000

Highest purchase price paid per share:	174.65p

Lowest purchase price paid per share:	171.9p

Volume weighted average price per share:	173.4936p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,372,989,519 shares at a cost (including dealing and associated costs) of £2,364,115,186.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 April 2011

Number of ordinary shares transferred:	172,223

Highest transfer price per share:	169.05p

Lowest transfer price per share:	164.49p

Following the above transactions, Vodafone holds 5,363,555,696 of its ordinary shares in treasury and has 56,811,126,839 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 51,447,571,143 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 51,447,571,143. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 5, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and
Company Secretary